UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On October 6, 2026, DarkIris Inc. (the “Company”) held an extraordinary general meeting of shareholders at 10:00 a.m. local time at Room 310, No. 10-1, Wanghai Road, Phase II, Software Park, Siming District, Xiamen City, Fujian Province, China (the “EGM”). Six items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders. The voting results were as follows:

Proposal 1:

RESOLVED, BY SPECIAL RESOLUTION, that, subject to and conditional upon all requisite class consents being obtained:

(a)	Article 2.9(b)(ii) and Article 12.3 of the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”) be amended to provide that each Class B ordinary share shall entitle the holder thereof to two hundred (200) votes on all matters subject to vote at general meetings of the Company; and

(b)	the fourth amended and restated memorandum and articles of association of the Company in the form presented to the EGM and annexed hereto as Annex A (the “Fourth Amended and Restated M&A”) be adopted as the memorandum and articles of association of the Company by the deletion of the Third Amended and Restated M&A in its entirety and the substitution in its place of the Fourth Amended and Restated M&A.

For	Against	Abstain
65,214,571	17,473	0

Proposal 2:

RESOLVED, BY ORDINARY RESOLUTION, that within one year from the date of the EGM,

(a)	on the date when the closing market price per Class A Ordinary Share of a par value of US$0.0016 each is less than US$1.00, every 50 issued and unissued Class A Ordinary Shares of a par value of US$0.0016 each and every 50 issued and unissued Class B Ordinary Shares of a par value of US$0.0016 each be consolidated into one Class A Ordinary Share of a par value of US$0.08 each and one Class B Ordinary Share of a par value of US$0.08 each, respectively (the “First Share Consolidation”), such that following the First Share Consolidation, the authorised share capital of the Company will be US$500,000,000 divided into 5,625,000,000 Class A Ordinary Shares of a par value of US$0.08 each and 625,000,000 Class B Ordinary Shares of a par value of US$0.08 each; and

(b)	subsequently following the First Share Consolidation, on the date when the closing market price per Class A Ordinary Share of a par value of US$0.08 each is less than US$1.00, every 50 issued and unissued Class A Ordinary Shares of a par value of US$0.08 each and every 50 issued and unissued Class B Ordinary Shares of a par value of US$0.08 each be consolidated into one Class A Ordinary Share of a par value of US$4.00 each and one Class B Ordinary Share of a par value of US$4.00 each, respectively (the “Second Share Consolidation”; each of the First Share Consolidation and the Second Share Consolidation, a “Share Consolidation” and together, the “Share Consolidations”), such that following the Second Share Consolidation, the authorised share capital of the Company will be US$500,000,000 divided into 112,500,000 Class A Ordinary Shares of a par value of US$4.00 each and 12,500,000 Class B Ordinary Shares of a par value of US$4.00 each.

For	Against	Abstain
65,212,339	19,702	3

Proposal 3:

RESOLVED, BY SPECIAL RESOLUTION, that, with effect immediately following completion of the First Share Consolidation, the fifth amended and restated memorandum and articles of association of the Company in the form presented to the EGM and annexed hereto as Annex B (the “Fifth Amended and Restated M&A”) be adopted as the memorandum and articles of association of the Company by the deletion of the Fourth Amended and Restated M&A in its entirety and the substitution in its place of the Fifth Amended and Restated M&A.

For	Against	Abstain
65,214,137	17,904	3

Proposal 4:

RESOLVED, BY SPECIAL RESOLUTION, that, with effect immediately following completion of the Second Share Consolidation, the sixth amended and restated memorandum and articles of association of the Company in the form presented to the EGM and annexed hereto as Annex C (the “Sixth Amended and Restated M&A”) be adopted as the memorandum and articles of association of the Company by the deletion of the Fifth Amended and Restated M&A in its entirety and the substitution in its place of the Sixth Amended and Restated M&A.

For	Against	Abstain
65,214,139	17,902	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2026

DarkIris Inc.

	By:	/s/ Hong Zhifang
	Name:	Hong Zhifang
	Title:	Chief Executive Officer